Exhibit 99.2

Notice of Annual Meeting of Shareholders

You are invited to attend our 2015 annual meeting of shareholders.

When:

May 7, 2015 at 11:00 a.m. (Eastern time)

Where:

Manulife Head Office

200 Bloor Street East

Toronto, Ontario, Canada

Purpose of the Meeting:

1.	receiving the consolidated financial statements for the year ended December 31, 2014, and the report of the auditors on those financial statements;

2.	electing directors to serve until the next annual meeting of shareholders;

3.	appointing the auditors who will serve until the end of the next annual shareholders meeting; and

4.	considering an advisory resolution on our approach to executive compensation.

Other matters that are properly brought before the meeting may also be considered. We are not aware at this time of any other matters to be brought before the meeting.

The annual meeting of The Manufacturers Life Insurance Company will be held at the same time and place.

Voting

Holders of common shares of Manulife Financial Corporation as of March 11, 2015 (the record date), may vote at the meeting. As of March 11, 2015, 1,969,997,757 common shares were outstanding and eligible to be voted.

This circular includes important information about the items to be considered at the meeting and how to exercise your vote. If you are unable to attend the meeting in person, you may vote by proxy by following the instructions in this circular. Proxies must be received by 5:00 p.m. (Eastern time) on May 5, 2015 or, if the meeting is adjourned, by 5:00 p.m. (Eastern time) two business days before the adjourned meeting.

By order of the Board of Directors.

Antonella Deo

Vice President and Corporate Secretary

March 11, 2015